Diamond Resorts International, Inc.

10600 West Charleston Boulevard

Las Vegas, Nevada 89135

May 10, 2016

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Robert F. Telewicz, Jr.

Re:	Diamond Resorts International, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016 File No. 001-35967

Dear Mr. Telewicz, Jr.:

Set forth below are the responses of Diamond Resorts International, Inc. (the “Company”) to the Staff’s letter of comment dated April 6, 2016 (the “Letter”) relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”). For convenience of reference, the comments from the Letter are repeated below.

The Company has the following responses to the Staff’s comments:

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

1.	We note your disclosure on page 9 that, as a result of your VOI strategy, you have limited requirements to build resort properties or acquire real estate as well as footnote 9 of your financial statements regarding unsold Vacation Interests. You further state on page 9 that you reacquire approximately 2% to 5% of your total outstanding VOIs from defaulted owners on an annual basis and you anticipate that this stream will satisfy a majority of your inventory needs for the foreseeable future. In future Exchange Act periodic filings, please revise to more specifically describe and quantify your VOI inventory, including without limitation, more specific description of the VOI products, whether such VOI inventory is specific to certain properties or resort networks and the source of such VOI inventory.

Response:

In response to the Staff’s comment, the Company has more specifically described and quantified its VOI inventory under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows From Operating Activities,” beginning on page 40 of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, as filed with the Securities and Exchange Commission (the “Commission”) on the date of this response letter (the “2016 Form 10-Q”). In future Exchange Act periodic filings, the Company will more specifically describe and quantify its VOI inventory in a manner consistent with the disclosure included in the 2016 Form 10-Q.

Critical Accounting Policies, Key Revenue and Expenses and Use of Estimates, page 46

2.	We note your disclosure here and on page 36 that you make a number of significant judgments in applying your accounting policies and your use of different estimates and assumptions in the application of these policies could result in material changes to your reported financial condition and results of operations. In future filings, please revise your Management’s Discussion & Analysis section to provide disclosure about the critical accounting estimates. Your enhanced disclosure should provide more detailed disclosure of those accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

Response:

In response to the Staff’s comment, the Company has included enhanced disclosure about the Company’s critical accounting estimates that it believes are the most subjective and require the most significant judgment under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Key Revenue and Expenses and Use of Estimates,” beginning on page 46 of the 2016 Form 10-Q. As reflected in such enhanced disclosure in the 2016 Form 10-Q, the Company also intends to continue to utilize a cross-reference in its Management’s Discussion & Analysis section to disclosure in the footnotes to financial statements included in the Company’s Exchange Act periodic filings. In that regard, the Company notes that the disclosure included in “Note 2 – Summary of Significant Accounting Policies” to its financial statements in the Form 10-K goes beyond a mere recitation of applicable accounting policies, to include extensive discussion regarding the Company’s use of accounting estimates and assumptions.

In future Exchange Act periodic filings, the Company will include in its Management’s Discussion & Analysis section enhanced disclosure about the Company’s critical accounting estimates that it believes are the most subjective and require the most significant judgment, in a manner consistent with the disclosure included in the 2016 Form 10-Q.

Vacation Interests Cost of Sales, page 51

3.	We note your disclosure that Vacation Interests cost of sales decreased by 54.8%, primarily due to changes in estimates under the relative sales value method. Please provide us with additional details of these changes in estimate that led to this significant decrease. In addition, please tell us how you have met the disclosure requirements of ASC Topics 250-10-50-4 and 978-330-35-1 with respect to these changes in estimate. To the extent you propose to revise your disclosure in future filings, please provide us with your proposed disclosure.

Response:

In response to the Staff’s comment, the Company advises the Staff that, with respect to the $34.8 million decrease in Vacation Interests cost of sales, (i) $26.7 million related to a decrease in cost of sales under the relative sales value method due to a decrease in the average cost of inventory per point primarily resulting from a larger pool of low-cost inventory becoming eligible for recovery in accordance with the

Company’s inventory recovery and assignment agreements and other inventory recovery agreements during the year ended December 31, 2015 as compared to the year ended December 31, 2014; (ii) $13.1 million related to an increase in the average selling price per point, resulting from changes in sales mix and pricing increases during the year ended December 31, 2015 as compared to the year ended December 31, 2014; and (iii) $11.3 million related to other changes in the relative sales value model, including an increase in the provision for uncollectible Vacation Interests sales revenue, changes in sales incentives and other estimates. The decrease in Vacation Interests cost of sales attributable to such changes was partially offset by (iv) a $12.9 million increase in cost of sales related to an increase in Vacation Interests sales revenue, and (v) a $3.4 million increase in cost of sales related to the Gold Key Acquisition in October 2015.

The Company believes that it complied with the disclosure requirements of ASC Topics 250-10-50-4 and 978-330-35-1 with respect to the changes in estimates under the relative sales value method disclosed beginning on page 51 of the Form 10-K under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” In particular, the Company disclosed in this section of the Form 10-K that the $34.8 million (or 54.8%) decrease in Vacation Interests cost of sales was primarily attributable to changes in estimates under the relative sales value method, including increases in the average selling price per point and a larger pool of low-cost inventory becoming eligible for recovery during the year ended December 31, 2015 as compared to the year ended December 31, 2014, partially offset by an increase in cost of sales related to an increase in Vacation Interests sales revenue and the impact of the Gold Key Acquisition in October 2015 on the relative sales value calculation.

In light of the Staff’s comment, the Company has included additional details regarding the effect of changes in estimates on Vacation Interests cost of sales under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations,” beginning on page 37 of the 2016 Form 10-Q. In future filings, the Company will include additional details regarding the effect of changes in estimates on Vacation Interests cost of sales in a manner consistent with the disclosure included in the 2016 Form 10-Q.

Note 2 – Summary of Significant Accounting Policies, page F-10

Vacation Interests Carry Cost, Net, page F-14

4.	We note your disclosure that revenue from resort rentals and Sampler Packages is recorded as a reduction to vacation interests carrying cost, net. Please explain to us how your policy complies with the guidance related to incidental operations found in ASC Topic 978-330-35-3. To the extent you have determined that the incidental costs from these operations exceeds the incidental revenues, please tell us the types of costs you have considered to be incidental and related to these operations. Finally, please clarify for us whether resort rental and Sampler Package activities are related to interests that are considered to be in the holding period as defined by ASC Topic 978-330-35.

Response:

The Company has determined that the holding period for unsold Vacation Interests begins upon the purchase of inventory or recovery of inventory through loan foreclosures. Additionally, the holding period for inventory as to which members are in default in payment of annual maintenance fees or assessments begins upon such default, when the homeowners association automatically transfers to the Company its rights in such inventory, which include, among others, the right to collect all related amounts due, including late fees, interest and collection costs (including attorneys’ fees), remedies for recovery, security interests, and all use rights and privileges to such inventory (which inventory the Company then has the right to recover), in accordance with the Company’s inventory recovery and assignment agreements. The holding period begins in each such case because the Company considers such inventory to be held and available for sale upon the purchase, recovery or transfer of use rights.

The Company is allocated available room nights within each Diamond Collection based upon its ownership of and use rights with respect to unsold Vacation Interests within that Diamond Collection (e.g., if the Company owns or holds use rights with respect to Vacation Interests representing 10% of the total Vacation Interests relating to a Diamond Collection, the Company is allocated 10% of the room nights at resorts within that Diamond Collection). During the holding period of these unsold Vacation Interests, the Company utilizes this allocation of available room nights within a Diamond Collection through its resort rentals and sampler packages programs to offset its Vacation Interests carrying costs. For the Company’s resort rentals program, internal and external websites are used to market the Company’s allocation of available room nights to the general public. The Company’s sampler packages are offered to prospective customers and allow the purchaser to stay at one of the Company’s resort properties on a trial basis for a fee.

The guidance included in ASC 978-330-35-3 provides that revenue from and costs of rental operations, such as the Company’s resort rental operations, during holding periods shall be accounted for as incidental operations. Similarly, the guidance included in ASC 978-330-35-4 explicitly classifies sampler programs as holding period operations. The revenue, net of direct expenses, generated by these programs during a holding period only partially offset the incremental costs incurred during such holding period. Such incremental costs of operations during the Company’s holding periods primarily consist of maintenance fees paid on Unsold Vacation Interests, as well as commissions paid to travel agencies and websites and payroll and related costs for the rental department in accordance with the guidance set forth in ASC 978-330-35-3 and ASC 978-330-35-4. Because the incremental costs during the holding periods exceed the incremental revenue generated by the resort rentals and sampler packages programs, the incremental costs in excess of the incremental revenue are charged to expense as incurred in accordance with ASC 978-330-35-3. As noted in the Company’s Statements of Operations, the Company’s net incremental costs in excess of incremental revenue were $39.7 million, $35.5 million and $41.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The responses above have been reviewed with the Audit Committee of the Company’s Board of Directors.

In responding to the Staff’s comments contained in the Letter, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the responses above fully address the comments contained in the Letter. If you have any questions regarding the Form 10-K, the 2016 Form 10-Q or the above responses, please contact the undersigned at 702.823.7680 or Alan.Bentley@diamondresorts.com. Thank you for your prompt attention to this matter.

Very truly yours, /s/ C. Alan Bentley C. Alan Bentley Executive Vice President and Chief Financial Officer

cc:	Lisa M. Gann, Senior Vice President – Chief Accounting Officer
Jared T. Finkelstein, Senior Vice President and General Counsel
Mark D. Wood, Katten Muchin Rosenman LLP
Eric McPhee, Securities and Exchange Commission
Rahul Patel, Securities and Exchange Commission
Jennifer Gowetski, Securities and Exchange Commission